PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

4 July 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

GKN plc

- **Voting rights and capital**
- **Acquisition of Teleflex Aerospace Manufacturing Group**

For your information I enclose a copies of the above announcements, released to the London Stock Exchange on 2 July 2007.

Yours faithfully,

S. DeRitter

Sandie De Ritter

Enc

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Acquisition(s)
Released	16:35 02-Jul-07
Number	PRNUK-0207

GKN plc

Acquisition of Teleflex Aerospace Manufacturing Group

GKN plc announces that on 29 June 2007 it completed the acquisition of Teleflex Aerospace Manufacturing Group (TAMG), a leading manufacturer of complex engine components for the aerospace industry. Further information on the acquisition of TAMG was given in the announcement dated 4 April 2007.

2 July 2007

Enquiries

Press:

GKN Corporate Communications

01527 533327

Investors:

020 7463 2382

END

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82 - 5204

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	09:36 02-Jul-07
Number	PRNUK-0207

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

As at 29 June 2007, GKN plc's issued share capital consisted of 743,140,482 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 704,481,340.

The above figure (704,481,340) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

2 July 2007

END

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